Curaleaf Holdings, Inc. Investor Relations Curaleaf Upsizes Revolving Credit Facility to $100 Million with Needham Bank Represents the largest revolving credit facility in the U.S. cannabis sector to date Landmark financing marks a significant step forward for institutional lending in cannabis STAMFORD, Conn., Oct. 14, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has entered into an amended and restated credit agreement with Needham Bank of its revolving credit facility (the "Credit Facility"), expanding the borrowing capacity from $40 million to $100 million and extending the maturity to up to five years. Boris Jordan, Chairman and CEO of Curaleaf, said "I couldn't be prouder of our team for the focus, discipline, and collaboration that made completing this $100 million facility possible. Not only does this increased credit line provide us greater flexibility to execute our strategic plan but also demonstrates the confidence Needham has in our long-term objectives." "This first of-its-kind transaction of this scale in the cannabis industry was backed by the direct support and strong conviction of our lenders in our business and future," said Ed Kremer CFO of Curaleaf. "It represents a significant step toward broader access to capital markets and signals progress toward establishing financial standards in a sector that has historically faced limited institutional participation. We are proud to have longstanding partners who not only champion our vision but also contribute to the advancement of the cannabis industry. This strengthened capital position will be key to advancing our growth initiatives, enhancing operational capabilities, and preserving financial flexibility during this critical phase of industry transformation," added Mr. Kremer. The upsized secured revolving Credit Facility has an initial term of one year and bears interest on any outstanding principal of 7.99%. The facility is subject to extension for up to five years with a rate step up to 8.99% in the event of the Company refinancing the Senior Note Facility due 2026. Curaleaf intends to draw on the Credit Facility to pay a minimum of $50 million of its remaining, higher interest-bearing, acquisition related debt while also maintaining ample capacity to support working capital needs. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the launch of Anthem Bold. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer

IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2025-10-14-Curaleaf-Upsizes-Revolving-Credit-Facility-to-100-Million-with-Needham-Bank